

February 22, 2010

By U.S. Mail and Facsimile to: (212) 839-5599

Alan M. Green, Esq.
Associate General Counsel, Corporate Treasury
General Electric Capital Corporation
201 High Ridge Road
Stamford, Connecticut 06927

> **Re:** **General Electric Capital Corporation**
> **GE Capital Trust I**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 19, 2010**
> **File Nos. 333-164631 and 333-164631-01**

Dear Mr. Green:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your response to comment 2 in our letter dated February 12, 2010. We also note, however, that the section of the prospectus on page 2 in which you incorporate certain information into the prospectus by reference does not include a statement that all filings filed by the company pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. As a result, your Form 10-K for the fiscal year ended December 31, 2009 will not be incorporated by reference into the prospectus at the time of

effectiveness of the registration statement as required by Item 11 of Form S-4. Please revise accordingly. Please also refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Exhibit 5.2

2.   We note your response to comment 10 in our letter dated February 2, 2010 and we reissue that comment in full. Please revise the opinion to remove the inappropriate assumptions.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel M. Rossner
        Robert Mandell
        Sidley Austin LLP
        (By facsimile)